EXHIBIT  A

REPORT TO THE SHAREHOLDERS
Of
Trilogy Gaming Corporation

Attached to this Report is DRAFT of a cover page outlining the Company's proposed 500 Unit Private
Placement and the marketing plan for the Company's new World Wide Web
(Internet)
TelNETgo2000.com progressive jackpot FREE Sweepstakes game. This plan is predicated upon sufficient capital infusion to implement the product for its intended market. For a better understanding about the direction and goals of the Company, please review these marketing materials.

The Company has also designed the Trilogy game for marketing to State Lotteries using the lotteries current
ITVM's (Instant Ticket Vending Machines) as the distribution system for the Trilogy scratchier ticket progressive jackpot game. Recent contact with certain state Lottery officials has been very encouraging.
The company has sent information, per their request, and currently await the opportunity to demonstrate the game and the process for distribution to each of the states. The further advancement of this market will require a major infusion of capital and could take a considerable amount of time and expense before the
Company could land a contract with a State lottery.

The following report includes the activities and events covering 1998 through September 30,1999.
This overlap is to assure that all the new shareholders are informed of all previous activity as well as the current events of the company.

The Company, incorporated in the State of Delaware, is a public reporting company with 500 +/- shareholders. The
Company trade symbol is "TGGC".

American Securities Transfer & Trust, 938 Quail Street, Suite 101, Lakewood, CO 80215 is the Company stock transfer agent.

For the past several years the Company has been in the stage of product development, software/hardware and network communication design of its Trilogy progressive jackpot game.

The Company has from the patent owner, who is the CEO, President and majority shareholder of the Company, the exclusive license for the United States to patent # 5,158,293 (referred to in this document as the Trilogy progressive jackpot tab/lotto type game) and patent #2,128,150 for the trade name "Trilogy" and the " Game with Multiple
Incentives and multiple Levels of Game Play and combination Lottery Game" With Time of Purchase Win Progressive
Jackpot".

On April 30, 1998 the Company entered into an Agreement of Merger with Shared Use Network Services, Inc (SUNS).
A dispute arose regarding the consideration under the agreement including the seven million dollar valuation of
SUNS assets that were to be acquired by TGC upon the merger. Upon advice of the Company's corporate counsel,
SUNS was notified on October 7, 1998 that the Board of Directors of TGC had voted to terminate, rescind and abandon the proposed merger. At the November 16, 1998 annual shareholders meeting, by resolution, the shareholders unanimously approved to ratify and approve the action of the board of directors resending the proposed SUNS merger. Certain investors purchased shares of TGC's common stock through a private placement memorandum that made references, including financial information regarding the SUNS proposed merger. After the proposed merger was rescinded, TGC made a recession offer to all shareholders that had purchased shares through the private placement that referenced SUNS. The recession offer was to Return the shares for a full refund plus 6%
or Retain the shares and sign a new private placement agreement and letter of
investment intent.   100% elected to
Retain their shares.

At the November 16, 1998 annual Shareholders Meeting, Mr. Maledon gave a progress report to the Shareholders regarding the game tables manufacture, software, hardware and communications company that he had been working with to produced the Trilogy table game under his direction. The Shareholders acknowledged and affirmed that Mr.
Maledon was the officer of the Company designated by the CEO with full authority over the Trilogy table game development, manufacturing, communications, etc. The shareholders by resolution approved and instructed the
Board of Directors to elect Mr. Maledon as the Chief Operating Officer (COO) of the Company and that he shall continue his duties with full authority over the Trilogy table game development, manufacturing, communications, etc.

Mr. Tommy McLeese President of Phoenix Gaming International Inc. (PGI) of Las Vegas, Nevada was recognized by the shareholders at the Annual Shareholders Meeting held on November 16, 1998 as the Primary contractor for the Company to design and develop the game software/hardware, electronics for the tables, the table tops, installation and on site training of Tribal personal. Mr. McLeese was elected to the Board of Directors at the Annual
Shareholders Meeting.

Mr. Mike Maledon, the Company's COO, Secretary and Director disclosed at the Annual shareholders and Directors meeting that he was a partner of Industrial Power Coating Inc. It was recognized by the shareholders and directors that Phoenix Power Coating Inc. of Phoenix, Arizona was the contractor to produce the metal base for the tables in coordination with Phoenix Gaming International, Inc and the COO.

At the November 16, 1998 Board of Directors Meeting, Mr. Maledon and Mr. McLeese gave a progress report to the Board of Directors regarding producing the game tables, software, hardware and communications. The Board of directors acknowledged and affirmed that Mr. Maledon was the Officer of the Company designated by the shareholders with full authority over the Trilogy table game development, manufacturing, communications, installation, ticket printing, etc and that Mr. Maledon continue his duties and the newly elected Director Tommy
Mcleese continue development and manufacturing of the Trilogy table game and acknowledged that they were doing a good job for the Company.

The Law firm of Snell & Wilmer of Phoenix, AZ has given its legal opinion to the Company that the Trilogy tab/card multiple jackpot game is a Class II game pursuant to the definitions set forth by the United States Congress to NIGC.
On September 15, 1998 the Company submitted the Trilogy scratch tab/card game to the NIGC for Class II classification or opinion.

In 1996 Trilogy Gaming Corporation signed an agreement with the St. Regis Mohawk Indian Tribe for up to 1000 stand alone machines that would dispense and play the Trilogy Progressive pull tab game. This contract was subject to the receipt of class II license for the Trilogy game. The Arizona Department of Gaming reviewed the game during this time and advised that the game itself is very certain to be classified as a class II game, but the device is just too similar to a slot machine and certain other arrangements must be made. Trilogy went back to the St. Regis Mohawk
Tribe with a new design in the form of a Table Game that also dispensed and played the Trilogy Progressive game.

During this time the National Indian Gaming Commission (NIGC), the commission that issues class II licenses, put a hold on all new issuances until certain legal issues with other companies that were and are still pending are resolved.
In 1998, the St. Regis Tribal Council in an effort to obtain the Trilogy progressive Class II game, issued an agreement for 100 Trilogy Table games that allowed Trilogy to use the St. Regis license until the official classification could be obtained. The St. Regis Tribe was the only operating casino that would take this risk, contemplating that the game and the devise would eventually be classified as a class II operation.

The use of the Table to dispense the ticket, satisfied several of the NIGC requirements that were missing in the slot machine look alike. The Casino Dealer for each Table handles all the cash including the payment for the ticket and the use of Casino chips for the payment of certain winning tickets. The use of the table to dispense the Trilogy progressive ticket also created many new equipment communication requirements that had not been tested as of that time.

The table game that was presented at the previous shareholders meeting in November of 1998, a nine jackpot game with the use of playing cards imprinted on the back of the scratch ticket, was scrapped because it was deemed, by Trilogy Management, to be to complicated as the first game to be introduced by the Company and the possibility that it would not be classified as a Class II device. An electronic BINGO scratcher game was designed on paper and Phoenix Gaming International Inc. of Las Vegas was assigned the task of creating the table from scratch. The use of the electronic buttons to the design of the specialty dispensers were all fabricated as the table was being developed.
The actual production of the table and the bases was a difficult, time consuming and costly process. The table with the eye catching blue felt and blinking BINGO lamps was very well received especially at the April Indian Gaming show in Tucson, Arizona. However, the real obstacle to the game design was the creation and implementation of the communication systems required to run the game individually and collectively. Each table was really eight stations, each station had to talk to each other and each table needed to talk to each other and each casino needed to talk to each other. This communication system although easily drawn on paper was not a easy task in the field. A communications company, Cybernet Ventures of Las Vegas, recommended by Phoenix Gaming to create and install the required computers, hubs, routers and T-1 communication lines was woefully unqualified to complete the communication system. This not only cost a lot of lost time but was also very costly financially. The Company was determined to complete the implementation, if only at the one Casino.

During this time, early 1999, the weather in upper New York was the worst it has been in five years. The snowfall crippled the area causing extensive delays in the implementation. The implementation at the St. Regis Bingo Palace was laden with extensive delays due to faulty electric supply and general labor to complete the required tasks. The implementation was originally scheduled to be completed by the end of February, 1999. The actual first date that the game was ready to be kicked off was the end of April, 1999 but this only included four tables, again this change was the result of the extensive difficulties with the communication systems.

The St. Regis also was not ready or familiar with the operating requirements of real table games in a Casino. Trilogy trained potential dealers and pit crew personnel including extensive internal controls for both the game operation and money control. Trilogy even paid for the first two weeks of this training and potential implementation. In short, the implementation took an extremely long time and caused great concern for the St. Regis Tribe.

During the later stages of the implementation, the St. Regis Tribal Council changed and the new control group decided that they wanted to concentrate on class III gambling and used all the delays and alleged confusion as an excuse to cancel the table contract and to remove the tables from the bingo palace. Trilogy was informed of this decision after the tables were removed and placed in a storage facility on the reservation. Thus today Trilogy owns
10 tables, in storage, and 20 additional tables in various stages of completion, that are not class II approved and not likely to be approved by NIGC in the near future. Via positive conversations with NIGC committee members at the St.
Regis while the tables were being tested, it is very likely that when new licenses are awarded that this game and table devise will meet all the requirements of current class II criteria. The end result is that after many months of in the field designing a game from scratch and significant dollars expended to accomplish this result, the game and the tables work at least in one location, but now there is no willing casino to take a chance on this equipment until they are classified as class II.

PGI produced 10 of the 30 tables ordered by the Company of which 9 were sent to the St Regis Reservation in NY for assembly by PGI. 8 were placed on the floor of the Mohawk bingo Palace of which PGI, after a considerable amount of time and expense to TGC, made only 4 of the 8 tables operational to dispense and play the Trilogy tab/bingo game without the wide area communications system functioning as specified and paid for by TGC.

Tommy McLeese Resigned as a Director of TGC on May 27, 1999.

The Company believes Phoenix Gaming International (PGI) was negligent and unprofessional in its:

(A) Design of the Trilogy table game software, hardware, software programmers, hardware suppliers, and T-1 line communications, needs, requirements and supplier. Not adequately testing all such items prior to shipping
Trilogy game tables to the St Regis Reservation for delivery to the Tribes Mohawk Bingo Palace.

(B) Design and manufacturing of the Trilogy game tables, the game software to operate the game at the tables, the software to communicate the game information at and between the game tables to the location host computer and the communications system governing the whole system for the Trilogy progressive jackpot wide area net work game.

(C) Prior to shipping Trilogy Tables and game hardware, on-site inspection and preparation of the St Regis
Tribes Mohawk Bingo Palace for Trilogy table dedicated floor space, required structural floor space, electrical wiring, table pay video security, Trilogy Tab room vault receiving game ticket.

(D) Installation of the table, on sight training of certain personal required to operate the Trilogy game.

The Company believes PGI exceeded its manufacturing quotes to TGC to produce 30 Trilogy game tables with software and hardware which PGI claims were additional cost incurred by PGI for on-site cost and expense for PGI, certain of its employees and software programmers incurred getting St Regis Mohawk Bingo Palace ready to accept the Trilogy tables, hardware and game tickets and to get the Trilogy game software to operate to run the Trilogy table game and setting up the St Regis Mohawk Bingo Palace for marketing the Trilogy game.
Tommy McLeese President of PGI (and as a Director of TGC) assured the Company that he would deliver all the software to the Company's COO Mr. Maledon when the software produced by PGI was
completed and tested.   Mr.
Maledon has requested on several occasions that PGI make available and deliver to him the Trilogy game software that TGC has paid PGI for. PGI has refused to provide to the Company or allow the Company's COO to obtain the Trilogy game software. The Company plans to seek legal action to resolve this issue as well as any other damages that the Company may have sub stained as a result of PGI's negligence.

A detailed analysis of the amounts spent on this project are included in the financial summary included with this report.

During the period of May 1999 to current, Trilogy investigated the Charity market with the hope of placing qualified equipment in various charity locations and implementing a modified version of the class II game in the form of an electronic raffle. The VFW, a qualified charity located in Phoenix, Arizona were very eager to proceed with this type of fund raising activity, pending the formal indication, via independent legal opinion that the process in total is lawful. The legal opinion is still pending, but inadequate company funds have put the opinion on hold.

During this charity research, the Trilogy contacted The Infinity Group, Inc which is the only company that owns
NIGC class II approved machines and tickets and discovered it was looking for a wide area progressive game that would fit their current equipment and allow for a greater return on the equipment.

On Tuesday September 21, 1999, Mr. Mullins and Mr. Maledon met with the principals of the Infinity Group in
Albuquerque, New Mexico to discus such a proposal. Infinity had several hundred class II NIGC approved machines on hand that TGC, by very favorable lease arrangements, could through Infinity, have the Trilogy game marketed on
Infinity machines under Infinity's Class II approval.   It appeared there could
be a beneficial business arrangement
that could be worked out satisfactory to both parties. A marketing plan was prepared for a method to have access to 600 +/- Infinity machines, provide $450,000 +/- operating capital to TGC with the potential to earn $6,000,000 to TGC the first 12 months of operations. Mr. Mullins and Mr. Maledon presented the proposal to Mr. Daniels (Mr. Daniels sold the majority of the company's 98 Unit Private placement) on the morning of Wednesday, September 22, 1999.
Mr. Daniels represented that he had the investors that would fund the 600 +/- machine lease package for a participation interest. The Infinity plan was presented that afternoon to the special meeting of the Board of Directors of the Company for consideration and action thereon. The board approved management to proceed with the Infinity
Group to consummate the deal as presented.

At the special Board of Directors meeting, certain Directors demanded Mr. Mullins, as the majority shareholder, turn over control of the Company to them, Mr. Mullins rejected their demands. The following Director resignations were rendered citing personal reasons and differences of opinion with the majority shareholder Mr. Mullins.

Joseph Imhoff      September 25, 1999  Jim Holmes     October 07, 1999
Robert Rettig September 29, 1999  John Wertheim  October 19, 1999

It appears that after certain Directors resigned from the Board that Mr. Daniels and others closely related to the Company may have circumvented the Company and went directly to the Infinity Group and cut their own deal to purchase pull tab machines and game tickets under similar favorable arrangement that they received from TGC as proprietary information and trade secrets. Because of these actions, the Company was not successful in making any business arrangements with the Infinity Group. The Company believes there exists possible conflicts and corporate gain to unjustly enrich certain individuals. The Company believes it has been damaged by such actions and plans to seek legal action against those involved.

The Present Board of Directors of the Company are:   Wayne Mullins  Michael
Maledon  Tom Burns.

During May of 1999 the Company's law firm of Snell & Wilmer received and delivered to the Company a draft of a law suite with the threat that it may be filed on behalf of the former ILP Delaware secretary and six (6) of the ten (10) original organizers who were minority shareholders of International Lottery Productions, Ltd., (ILP) a Delaware company incorporated on March 16, 1989. ILP had 10 Founder A Incorporators and 12 founder B shareholders for a total of 22 shareholders. The main thrust of the allegations are dependent upon the claims that the 6 incorporators were induced to and paid $10,000 each to Wayne Mullins personally for his personal benefit, for a interest in his patent and for 40,000 common shares of ILP, when in fact, they each signed and initialed each page of the "Pre-
Organizational Agreement" and the "Organizational Meeting". Both documents set forth all their rights and risks involved in investing into and forming a new corporation as the promoters.
Each of their $10,000 Capital
contributions to form the company (ILP) were made over a period of time and each payment was made payable to ILP.

During early 1999, the former Secretary of ILP, Rick Burris called Mr. Mullins to meet at the Sliver Spur Restaurant at
16th street and Bell, PHX, AZ with Burris, Will Rogers and Steve Rogers to discus the ILP March 7, 1996 merger into
TGC. At this meeting, Will Rogers, Steve Rogers and Rick Burris demanded that their group of 6 closely related friends and relatives receive 340,000 TGC shares instead of the 15,000 shares that was approved by the merger of ILP into TGC. They threatened Mr. Mullins that, if their group did not each get the same number of 40,000 ILP shares in
TGC, they would file a law suite and drive the company into ruin and bankruptcy. They even bragged that that they had an attorney who would represent them on consignment and the best thing TGC and/or Mr. Mullins could do was to issue them 340,000 TGC shares instead of the 15,000 TGC shares approved by the merger. (TGC shares at the time of this meeting were trading around $6 or $7 thereby making their extortion attempt valued at 340,000 shares times $6
for $2,000,000+/-)   As the patent owner and majority shareholder of ILP, Mr.
Mullins believes that the 6 disgruntled
ILP shareholders will not prevail with their claim that they have an ownership right in Mr. Mullins Trilogy game patent, without which, all of their other allegations most likely become feverous and without merit. In the event this group of 6 file their threatened action, the Company and Mr. Mullins (severely) will defend and counter sue all parties thereto.

10 years after ILP was incorporated and 7 years after ILP went out of business, TGC begin contacting the TGC/ILP shareholders. 3 of the ILP founder B shareholders cannot be located, 1 has not been contacted including the 6
Founder A shareholders of which 1 of the 6 has already agreed to the license by "written voting ballot" pursuant to the shareholder meeting approving the merger of ILP into TGC and another 1 of the 6 has already approved Mr.
Mullins license by "written voting ballot" at the November 16, 1998 shareholders meeting of TGC.

The remaining 4 Founder A and 8 Founder B Shareholders have acknowledged in writing that; if a discrepancy may of existed anytime as to whether ILP may have owned the patent or the patent was a license to ILP is agreed to and affirmed to by the fact that, all 10 incorporators (including the six disgruntled shareholders) did in fact sign the Pre-incorporation agreement, the Organizational Meeting of the Incorporators whereby ILP entered into a license agreement with Mr. Mullins, the Secretary of ILP signed the licensee for ILP, that the license was not a conveyance, that Mr. Mullins had the right to terminate the license, that Mr. Mullins gave proper notice along with an accounting to terminate the license agreement, that proper notice of the merger of ILP into TGC was given and that the merger was legally concluded.

A copy of letter from the Company's law firm directed to Mr. Galbraith dated May 12, 1998 is attached to this report.

The parties have entered into a Tolling Agreement for the purpose of attempting to resolve the alleged allegations.

WARRANTS AND REGISTRATION

In the process of issuing common stock via the private placement to qualified investor, warrants for the additional sale of common stock were also issued. The original exercise date for the series A warrants was set at June 30, 1999 at an exercise price of $3.00 per share and Series B warrants with an exercise price of $7.00. Both warrants were amended and extended as follows:

Each Unit is for 5,000 common voting shares and

1 Series A Warrant (non detachable) to purchase for the price of $3.00 per share: 5,000 restricted common shares on or before 12/31/1999 or 5,000 non-restricted common shares on or before sixty
(60) days after the Company has given
written notice to the Unit holder of record on the books of the Company (whichever occurs first) that, the Company has registered with the SEC; (a) the common shares pursuant to this Agreement (providing said shares have been outstanding less than the required SEC 12 month holding period for restricted stock) that are coupled to the Series A and B warrants and (b) to sell to the Company's Series A and B Warrant holders of record, the number of new common shares of the Company stock at the price stated on the Series A and Series B Warrant(s), and



1 Series B Warrant (non detachable) to purchase for the price of $7.00 per share: 5,000 restricted common shares on or before 6/30/2000 or 5,000 non-restricted common shares one hundred eighty
(180) days after the above said written
notice is given by the Company to the Unit holder, whichever occurs first.


The company also planned to register all outstanding issues and prepare for a second public offering at the same registration. At the advise of council the company has not opted to register the common share until such time that it is financially feasible.

The Company's new mailing  address is   Trilogy Gaming Corporation   PO Box
30310   Phoenix, Arizona  85046


FINANCIAL SUMMARY

During the 9 months ended September 30, 1999 the Company completed the sale for the Private Placement to
Qualified investors with receipts totaling $395,000. Total cash disbursements for the same period were $467,246. For a reduction in cash of $72,246.

The major disbursements for this period were:

Costs to complete the tables in New York    $268,280
Commissions paid on sale of stock $79,200
Royalty payments to Wayne Mullins, CEO $23,000
Legal fees Snell & Wilmer    $16,079
Office supplies    $15,565
Web site production     $8,300
Auto lease and insurance     $7,277
Indian Trade Show Tucson, AZ $6,588
Accounting Audit fees   $6,075
Stock Transfer Agent fees    $6,436
Office Rent   $6,717
Insurance D&O $4,855
Utilities and Telephone $4,484
Travel expenses for M. Maledon to New York  $3,000
All other     $11,400

Over 75%, $347,480 of the funds disbursed were for the completion of the table games in New York and for commissions paid for the placing of the private placement.

The following summary is for the 21 months from January 1, 1998 thru September 30, 1999.

Total receipts from Private Placements      $1,102,000

Total disbursements by major category and % of total disbursements

Capital expenditures    $607,803  54.5%
Commissions & bonuses paid   $213,958  19.2%
Royalty payments paid to Mr. Mullins   $62,064     5.6%
Office supplies/printing     $54,002     4.8%
Legal Fees    $31,831     2.9%
Auto leases and insurance    $21,760     2.0%
Insurance D&O/Prop $26,111     2.3%
Accounting audit fees   $21,370     1.9%
Office rent   $16,500     1.5%
Transfer agencies  $10,213     0.9%
Suns acquisition costs  $10,161     0.9%
Advertising/Web Production   $10,091     0.9%
Telephone     $9,604      0.9%
All other expenses $24,596     2.2%
Total disbursements     $1,120,065     100.0%


ACCOUNTS PAYABLE

The company, as of September 30, 1999, has normal trade accounts payable of approximately $111,000. The major categories are as follows:
    Current   30days +
Legal fees    $2,000    $10,575
Accounting/audit   $2,175    $6,515
Insurance D&O $2,437    $9,215
Insurance Prop/Casualty $1,700    $8,000
Office rent   $840 $840
Stock transfer agent    $442 $480
Utilities     $471 $475
Office max supplies     $4,238
Microage of Montreal, Canada $3,000
Michael Maledon Travel  $9,500
Industrial Powdercoating cash advance  $24,000
Industrial Powdercoating table bases   $22,500
Other suppliers    $1,550
Total    $15,853   $95,100

Insurance coverage for both D&O and the Property & Casualty was cancelled in October, 1999, for lack of payment.

The law firm of Snell & Wilmer resigned as Corporate Council effective October 2, 1999, citing a lack of payment and a conflict of interest.

The Company is in the process of selecting another law firm to represent the Company.

The following are summaries of the Audited Financial Statements for the Year Ended 12/31/98 and the management generated Financial Statements for the 9 Months Ended 09/31/99.

TRILOGY GAMING CORPORATION BALANCE SHEET

    ASSETS    12/31/98  6/30/99

Cash          $785 $25
Property and Equipment  $395,905  0
TOTAL ASSETS       $396,690  $25

LIABILITIES AND SHAREHOLDERS EQUITY


Liabilities        $176,948  356,000

PREFERRED STOCK   (par value $0.01       3690 shares outstanding)    $37  $37
COMMON STOCK       (par value $0.001     5,060,00 shares outstanding)     $2,850
    $3,060
Paid in Capital    $$2,318,482    $2,279,378
Advance on stock   $7,500    0
RETAINED EARNINGS (defect)   ($477,376)     ($477,376)
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE     ($1,631,751)   ($2,279,378)
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY   $396,680  $25

TRILOGY GAMING CORPORATION
(A DEVELOPMENT COMPANY)
STATEMENTS OF OPERATIONS

(see page 6 for cash disbursements by category)


Full reviewed statements for the 3rd quarter (period ended 9-30-99) were unavailable at the time of this report.


1998 audited financial statements and the 1st, 2nd & 3rd quarter 1999 un-audited financial statements will be available for review at the annual shareholders meeting.


_______________________________________     END OF SHAREHOLDERS REPORT
Wayne Mullins, CEO &President of the Company this 27th day of November, 1999



DRAFT    Private Placement
Memorandum    DRAFT

500  Series A  Preferred voting, Revenue Sharing, Convertible UNITS

Unit Price to
Purchasers
(1)

Selling
Expenses
(2)

Proceeds to
Company
(3)

Minimum Purchase

$10,000

$1,500

$8,500

Maximum Offering(1)

$5,000,000

$750,000

$4,250,000

(1) Units are being offered by the Company on a "best efforts basis with respect to the Offering. See "TERMS OF THE
OFFERING."

(2) Expense Of The Offering excluding non-accountable expense allowance, see "Plan Of Distribution."

(3) After deducting expenses estimated at $750,000 if all of the Offering is sold.

THE UNITS MAY BE PURCHASED BY ACCREDITED INVESTORS ONLY.

Each Unit is For One (1) Series A Preferred voting share with revenue sharing rights and convertible rights.

REVENUE SHARING. Each UNIT shall receive 25% of the Quarterly pre-tax earnings of the Company divided by 500 and 1/500th shall then be paid to each issued and outstanding series A Preferred UNIT share holder of record until such time the Preferred dividends/payments, equals 300% of the Unit Price of this offering, or until December 31, 2001 at which time the series A Preferred UNIT not converted, converts for common shares at the below price.


CONVERTIBLE RIGHTS.   During the revenue sharing period, each series A
Preferred UNIT may be
converted for common shares of the Company's restricted common voting stock pursuant to the following:

On or Before  Providing UNIT      Convertible    Price per share     Price per
share    If all 500 units
    has not received    for below including      excluding converted at this
    projected revenue   number of      projected      any projected  price,
stake in the
    payments exceeding  voting shares  revenue payments    revenue payments
Comp
any would be

06-30-2000    $0.00     2,500     - $4.00   $4.00     19.2%
09-31-2000    $2,500    1,250     - $6.00   $8.00     9.6%
12-31-2000    $6,000    1,000     - $4.00   $10.00    7.7%
03-31-2001    $12,000   500  - $0.25   $20.00    3.8%
06-31-2001    $15,000   250  + $20.00  $40.00    1.5%
09-31-2001    $25,000   125  + $120.00 $80.00    .02%
12-31-2001    $30,000   100  + $200.00 $100.00   .008%

The Securities offered hereby are speculative securities and involve a high degree of risk. See "RISK FACTORS."

These securities have not been registered under the securities act or any state securities laws and have not been approved or disapproved by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not passed upon the accuracy, completeness or adequacy of this memorandum. Any representation to the contrary is a criminal offense.

This memorandum does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the preferred stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy from any person in any state or other jurisdiction in which such offer or solicitation would be unlawful, or to a person to whom it is unlawful to make such offer or solicitation.

Each investor purchasing the securities offered hereby will be required to execute a subscription agreement. Any purchase of securities should be made only after a complete and thorough review of this memorandum and the provisions of such subscription agreement. The suitability standards set forth in this memorandum and in the subscription agreement represent suitability standards for prospective investors. Each prospective investor should carefully assess and determine whether an investment in the securities by such investor is appropriate.